The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUL 22 AM 10:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

11th July, 2002.

Attn: Filing Desk - Stop 1-4

02042755

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st July 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 11th July 2002 confirming that Standard Life Group has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 10th July 2002, held 23,709,926 shares, being 3.007% of the shares in issue.

Yours faithfully,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/28

Company Announcements Office,
London Stock Exchange.

11th July, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Standard Life Investments Ltd, in a letter dated 11th July 2002 and received by fax today, that Standard Life Group has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 10th July 2002, held 23,709,926 shares, being 3.007% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary